Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,

	2005	2004	2003	2002	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$163	$176	$201	$209	$220	$223
Interest on short-term debt and other interest	21	7	3	3	4	16
Amortization of debt discount, expense and premium - net	7	7	8	7	6	4
Interest on capital lease obligations charged to expense						4
Estimated interest component of operating rentals	9	8	7	7	8	14
Preferred security distributions of subsidiaries on a pre-tax basis				13	23	23

Total fixed charges	$200	$198	$219	$239	$261	$284

Earnings, as defined:
Net income (a)	$89	$74	$25	$39	$114	$250
Preferred security dividend requirements	2	2	3	16	26	26

	91	76	28	55	140	276
Add:
Income taxes	14	8	18	18	65	171
Amortization of capitalized interest on capital leases						2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	199	197	219	225	238	257

Total earnings	$304	$281	$265	$298	$443	$706

Ratio of earnings to fixed charges	1.5	1.4	1.2	1.2	1.7	2.5

(a)	Net income excludes extraordinary item and the cumulative effect of a change in accounting principle.